Eight Pines Securities LLC

1301 McKinney Street, Suite 2025
Houston, TX 77010
713.650.0500 | 713.650.0502 FAX

Eight Pines Securities LLC Exemption Report

Eight Pines Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

Eight Pines Securities LLC

I, Scott Cockerham, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



Scott Cockerham, CEO/CCO

January 4, 2016